Mail Stop 6010
February 21, 2006


Ms. Jessica M. Hoover
Vice President, Head of Corporate Business Development
Chiron Corporation
4560 Horton Street
Emeryville, California 94608

Re:	Chiron Corporation
   Revised Proxy Statement on Schedule 14A, Schedule 13E-3 and all included and incorporated documents
   File No. 0-12798, Filed February 6, 2006

Dear Ms. Hoover:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Merger, pages 4-10

1. Please revise your disclosure to briefly describe Pulminiq`s approvable letter and Tifacogin`s failure to meet study endpoints in the OPTIMIST phase III trial.


2. We note your response to our prior comment 13 and reissue that comment. Item 1014(d) Regulation M-A requires you to state "whether or not a majority of directors . . . has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction." Your disclosure refers to how the member of the board retained independent legal counsel, Sullivan & Cromwell, and the financial advisors, Credit Suisse and Morgan Stanley. It appears that Sullivan & Cromwell, Credit Suisse and Morgan Stanley were retained for the board and not to act solely on behalf of unaffiliated security holders. Please revise your disclosure to state that no one was retained to act solely on behalf of unaffiliated security holders.


Position of the Novartis Entities Regarding Fairness of the
Merger,
pages 16-19

3. We note your response to our prior comment 21, in particular your description of "various human resources difficulties." While you discuss the diversion of key personnel on page 16, you no longer mention "employee turnover" as a factor considered by Novartis. Please confirm to us that this was not a factor as previously disclosed, or revise your disclosure to describe.

4. We note the statement on page 17 that Novartis developed detailed projections for Chiron`s businesses. Please revise to include these projections and any assumptions on which these projections are based.

5. Revise to quantify and describe the anticipated synergies and explain why Novartis factored 50% of the anticipated synergies.
Also, revise to disclose why Novartis and Goldman used a 10% discount rate and terminal value assumptions.

6. We note your response to our prior comments 23 and 24 and reissue those comments in part. You have stated on page 17 that the cash consideration represents a substantial premium to Chiron`s fair trading value and noted that it is within the range of premiums implied in similarly sized biotechnology transactions. Additionally, you state on page 18 that Goldman Sachs prepared analyses of premiums paid in transactions involving companies in Chiron`s industry and going private transactions. Please revise your disclosure to identify:

* the transactions included in the analyses;
* the criteria used to select the transactions included in the analyses;
* any transactions excluded from the analyses and the reason(s) for their exclusion; and
* the implied premiums in those transactions.


7. It appears that Novartis Entities relied upon the Goldman Sachs discussion materials summarized on page 18 and filed as an exhibit to the Schedule 13E-3. In this regard, it appears that the Novartis Entities should expressly adopt the conclusion and analyses of Goldman Sachs in order to fulfill its disclosure obligation Item 1014(b) and Instruction 2(iv). Alternatively, revise to disclose in more detail the analyses performed by the Novartis Entities in determining whether the consideration offered to unaffiliated security holders constitutes fair value in relation to the going concern value of Chiron.

8. You disclose on page 18 that in connection with the above-described investment banking and other services Goldman Sachs has received, and may receive, compensation. Also, on page 19 you disclose that Novartis has agreed to pay Goldman Sachs "customary fees" for its services in connection with the engagement. Please revise to disclose the compensation received by Goldman Sachs during the past two years. Also, revise to disclose the compensation to be received by Goldman Sachs as a result of this engagement. See Item
1015(b)(4) of Regulation M-A.

9. We note that in light of market valuation measures and the nature of Chiron`s business and assets, none of the Novartis entities deemed net book value or liquidation value to be relevant indicators of the value of the shares of Chiron`s common stock. Please expand your disclosure to explain why the market valuation measures and the nature of Chiron`s business and assets deem net book value and liquidation value irrelevant indicators of value.

Chiron Agreement with Schering AG Relating to Betaseron, page 19

10. We note your response to our prior comment 2 your disclosure that
"Novartis did not assign a positive or negative value to the existence of the clause in to its financial analysis." Please revise your disclosure to explain if this clause had any other impact on Novartis` decision.

Opinions of Chiron`s Financial Advisors, pages 20-29

11. We note your response to our prior comment 27 and reissue that comment in part. Please revise your disclosure to clearly explain how the financial advisors used the P/E multiples of the comparable companies to determine the appropriate range of P/E multiples for Chiron and how they used the mean and/or median. We note your revised disclosure of the mean and median, but it appears that the financial advisors concluded that the P/E multiples of certain companies, Amgen Inc., Biogen Idec Inc., Genzyme Corporation and Gilead Sciences, Inc. , were the most relevant, and that the mean and median did not really impact their analysis. Please clarify. Additionally, please explain how the financial advisors used the growth rates for each of the comparable companies.



12. We note your response to our prior comment 30. Please revise your disclosure to explain what you mean by "criteria intrinsic to Chiron." In addition, we note your statement that the precedent transaction information was provided to the Chiron board. If Chiron`s board considered this supplemental information, it would appear that it should be discussed in "Fairness of the Merger; Recommendation of the Non-Novartis Directors of Chiron`s Board of Directors."

13. We note your response to our prior comment 31 and reissue that comment. Your revised disclosure that Credit Suisse and Morgan Stanley did not use the precedent transactions as part of their valuation criteria does not respond to our prior comment. Please explain whether the Chiron Board considered the Glaxo Smith Kline agreement to acquire ID Biomedical as a comparison in determining whether the terms of the merger consideration were fair. If they did consider this agreement, please revise to include a discussion.
If
they did not, please advise us accordingly.

Transactions and Relationships Between Novartis and Chiron, page37

Relationship with Novartis AG, page 37

14. We note your disclosure that Chiron and Novartis continue to work together on an arm`s-length basis while remaining independent to pursue their respective corporate strategies. As we noted in prior comment 16, it appears that the very nature of this transaction and
Chiron`s relationship with Novartis precludes you from stating that
Chiron and Novartis work together on an arm`s length basis. Please revise your disclosure to remove this reference.

Market Prices and Dividend Information, page 65

15. Please revise your disclosure to include the most recent market price practicable.

Where You Can Find More Information, pages 70-71

16. We note your response to our prior comment 32 and reissue that comment. Your reference to "as amended" is still present and should be removed as you did not amend any of your 2005 Forms 10-Q.


*    *    *    *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655, or Suzanne Hayes at (202) 551-3675 with any other questions.

  Sincerely,



									Jeffrey Riedler
									Assistant Director

cc:	Alison S. Ressler, Esq.
Patrick S. Brown, Esq.
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067-1725



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Ms. Jessica M. Hoover
Page 5